Filed by Quepasa Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Quepasa Corporation
Commission File No.: 1-33105

On July 20, 2011, Quepasa Corporation sent the following to its employees.

Dear Team –

Today, Quepasa signed a “definitive agreement” to merge with myYearbook, a leading social discovery web and mobile platform in the U.S.

The combination with myYearbook will double the size of Quepasa’s existing user base while positioning the company for significantly higher growth in mobile and social games, advertising and virtual currency.

Key highlights of the combined companies include:

➢	Over 70 million registered web users;
➢	Consolidated last twelve month revenues of $33.6MM;
➢	2.4 billion monthly page views;
➢	Significant mobile presence as reflected by 2.2 MM installs of myYearbook for iPhone and Android and 11.5 MM mobile gaming installs across the Android platform;
➢	2.1 MM social gaming installs across Orkut and Facebook; and
➢	A team of over 200 people, including over 100 engineers and product specialists.

I believe that one of the most exciting aspects of the merger is the highly complimentary nature of both companies’ skills and products.  Some specific examples include:

➢	Quepasa.com will gain access to a new set of applications, such as myYearbook’s Live synchronous gaming platform, and its Android and iPhone technologies;

➢	Quepasa Games will gain access to the myYearbook user base and should see an accelerated path toward development of mobile applications; and

➢	Our DSM contests will gain a new sales channel via myYearbook’s 23 person sales team.

Following the closing of the merger, which is expected for the 4th quarter of this year, Geoff Cook, CEO and Founder of myYearbook, will assume the role of COO and President of the Consumer Internet Division, which will include both the myYearbook.com and Quepasa.com sites.  Geoff is a product visionary with a long track record in building profitable consumer tech businesses.

We expect the executive team to continue to play substantially the same roles as they do today.

I look forward to meeting with the teams in Hermosillo, Curitiba and Los Angeles over the coming weeks in order to provide you with my perspective on the merger and answer any questions in person.
Thanks,

John Abbott
Chief Executive Officer

Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy Quepasa’s securities or the solicitation of any shareholder vote or approval.  This communication is being made in respect of the proposed transaction involving Quepasa and Insider Guides.  In connection with the proposed transaction, Quepasa will be filing documents with the SEC, including a registration statement on Form S-4 that will include a proxy statement and prospectus of Quepasa.  Before making any voting or investment decision, investors and stockholders are urged to read carefully the proxy statement and prospectus regarding the proposed transaction and any other relevant documents filed by Quepasa with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Quepasa’s website at www.quepasacorp.com under the heading “Investors” and then under the link “SEC Filings” and from Quepasa by directing a request to Quepasa at Quepasa Corporation, 324 Datura Street, Suite 114, West Palm Beach, FL 33401, Attention: Investor Relations.

Quepasa and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about Quepasa’s directors and executive officers in its definitive proxy statement filed with the SEC on April 14, 2011. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Quepasa using the contact information above.